Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

June 7, 2024

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	Daniel Crawfords

Re:	Aditxt, Inc. Preliminary Proxy Statement on Schedule 14A Filed May 29, 2024 File No. 001-39336

Dear Mr. Crawford:

This letter sets forth the response of Aditxt, Inc., a Delaware corporation (the “Company”), to the comment received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 6, 2024 concerning the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on May 29, 2024 (the “Preliminary Proxy Statement”).

Preliminary Proxy Statement

Proposal No. 8: The Authorized Share Increase Proposal, page 54

1.	Please revise here and throughout your preliminary proxy statement to quantify the proposed increase to the number of authorized shares of common stock.

Response:

In response to the Staff’s comment, the Company is filing Amendment No. 1 to its Preliminary Proxy Statement concurrently herewith which includes the proposed increase to the number of authorized shares of common stock throughout.

Proposal No. 9: The Reverse Split Proposal, page 56

2.	Please revise here and throughout your preliminary proxy statement to disclose the range of the proposed reverse stock split.

Response:

In response to the Staff’s comment, the Company is filing Amendment No. 1 to its Preliminary Proxy Statement concurrently herewith which includes the range of the proposed reverse split.

General:

3.	We note that Proposal 3 is a solicitation of your stockholders for the issuance of shares of common stock underlying shares of Series A-1 Convertible Preferred Stock issued pursuant to the Merger Agreement and Exchange Agreement with Evofem Biosciences, Inc. in December 2023. In addition, we note Proposal 6 is a solicitation of your stockholders for the issuance of shares of common stock underlying shares of Series C-1 Convertible Preferred Stock issued “to fund certain obligations under [your] merger agreement with Evofem Biosciences, Inc.” in May 2024. Please revise your preliminary proxy statement to provide the disclosures required by Items 11, 13 and 14 of Schedule 14A with respect to those matters, as applicable, pursuant to Note A of Schedule 14A. Alternatively, please provide us with analysis supporting why such disclosure is not required.

Response:

Proposal No. 3 relates to the approval of the proposed issuance of shares of the Company’s common stock upon conversion of the Company’s issued and outstanding Series A-1 Convertible Preferred Stock. The Series A-1 Convertible Preferred Stock was issued on December 22, 2023 pursuant to the Exchange Agreement by and between the Company and the investors signatory thereto (the “Exchange Agreement”). The transactions contemplated by the Exchange Agreement and the Company’s obligations in connection therewith are separate and apart from the Merger Agreement and will survive whether or not the transaction contemplated under the Merger Agreement ultimately closes. Accordingly, the Company has revised its disclosure in Amendment No. 1 to its Preliminary Proxy Statement to remove the reference to the Merger Agreement with respect to Proposal No. 3. In addition, the Company has removed Proposal No. 6 from Amendment No. 1 to its Preliminary Proxy Statement.

If you have any questions relating to any of the foregoing, please contact Sean F. Reid of Sheppard, Mullin, Richter & Hampton LLP at (212) 896-0610.

Very truly yours,

/s/ Sean F. Reid
Sean F. Reid
Sheppard, Mullin, Richter & Hampton LLP
cc: Amro Albanna, CEO

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